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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              Raptor Systems, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   753817 10 5
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                                 (CUSIP Number)



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-----------------------                                      -------------------
 CUSIP No. 753817 10 5                 13G                    Page 2 of 5 Pages
-----------------------                                      -------------------


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Shaun McConnon
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  | |
                                                                    (b)  | |
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3.        SEC USE ONLY

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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF          5.  SOLE VOTING POWER    653,750
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6.  SHARED VOTING POWER  0
         OWNED BY           ----------------------------------------------------
           EACH             7.  SOLE DISPOSITIVE POWER  653,750
         REPORTING          ----------------------------------------------------
        PERSON WITH         8.  SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                   653,750
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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 | |

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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   5.0%

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12.       TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------



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-----------------------                                      -------------------
 CUSIP No. 753817 10 5                 13G                    Page 3 of 5 Pages
-----------------------                                      -------------------


ITEM 1(a).     NAME OF ISSUER:

               Raptor Systems, Inc.
               ------------------------------------------------------------

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               69 Hickory Drive, Waltham, Massachusetts 02154
               ------------------------------------------------------------

ITEM 2(a).     NAME OF PERSON FILING:

               Shaun McConnon
               ------------------------------------------------------------

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               69 Hickory Drive, Waltham, Massachusetts 02154
               ------------------------------------------------------------

ITEM 2(c).     CITIZENSHIP:

               U.S.A.
               ------------------------------------------------------------

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share
               ------------------------------------------------------------

ITEM 2(e)      CUSIP NUMBER:

               753817 10 5
               ------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(d), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable

ITEM 4.        OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.




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-----------------------                                      -------------------
 CUSIP No. 753817 10 5                 13G                    Page 4 of 5 Pages
-----------------------                                      -------------------


         (a)   Amount beneficially owned:

               653,750 (of which the Reporting Person has the right to acquire 82,270 shares)
               ---------------------------------------------------------------

         (b)   Percent of class:

               5.0%
               ---------------------------------------------------------------

         (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote  653,750
                                                        ---------

         (ii)  Shared power to vote or to direct the vote  0
                                                          ---------

         (iii) Sole power to dispose or to direct the disposition of  653,750
                                                                     ---------

         (iv)  Shared power to dispose or to direct the disposition of    0
                                                                       -------

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               Not applicable.



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 CUSIP No. 753817 10 5                 13G                    Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              March 14, 1997
                                           -------------------
                                                   Date


                                            /s/ Shaun McConnon
                                           -------------------
                                                Signature


                                             Shaun McConnon
                                           -------------------
                                               Name/Title